POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended April 30, 2014

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

General

The following information, prepared as at June 10, 2014 should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. (“PolyMet” or the “Company”) as at April 30, 2014 and for the three months ended April 30, 2014 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended January 31, 2014 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States (“US”) dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:

  Completion of environmental review on the expected timeframe;
  Obtaining permits on a timely basis;
  Execution of prospective business plans;
  Effectively managing currency market fluctuations; and
  Complying with applicable governmental regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Form 20-F. These risks, uncertainties and other factors include, but are not limited to:

  Risks related to changes in general economic and business conditions, including changes in interest rates and exchange rates;
  Risks related to changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
  Natural phenomena;
  Risk related to actions by governments and authorities including changes in government regulation;
  Uncertainties associated with legal proceedings; and
  Other factors, many of which are beyond the Company’s control.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A. The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation. Readers should not place undue reliance on forward-looking statements. Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and NYSE MKT listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Iron Range mining district about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. High-voltage power lines, owned by Minnesota Power, supply the plant site and there is ready access to industrial electric power at the mine site.

Asset Acquisitions

In November 2005, the Company, through its Minnesota subsidiary Poly Met Mining, Inc. (“PolyMet US”), completed the early exercise of PolyMet’s option with Cliffs Natural Resources, Inc. (“Cliffs”) to acquire the Erie Plant, which is located approximately 10 kilometers (6 miles) west of PolyMet’s NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs from LTV Steel Mining Company after its bankruptcy, at which time the plant was shut down with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The Company plans to sell separate copper and nickel concentrates prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will upgrade the nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailing facilities.

PolyMet indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions. In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA provides clarification to the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

On May 14, 2013, the Company exercised its Option to Purchase and Agreement for Development of Wetland Credit Acres with Burns Enterprises, LLC for lands located in St. Louis County, Minnesota. The transaction closed on June 19, 2013 with the final land purchase payment made February 14, 2014. The Company is committed to pay $0.242 million over the next several years for development of wetland credits.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“2006 DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.08% nickel and 0.012 ounces per short ton ("opt") of precious metals (palladium, platinum and gold).

In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel and 0.010 opt of precious metals. These mineral reserves lie within measured and indicated mineral resources of 694.2 million tons grading 0.27% copper, 0.08% nickel and 0.010 opt of precious metals. The reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

PolyMet filed an updated Technical Report under NI 43-101 on the NorthMet Project on January 23, 2013 which summarized the 2006 DFS, September 2007 expansion of proven and probable mineral reserves, the 2008 DFS Update, and February 2011 Project Improvements described below.

2008 DFS Update

In May 2008, PolyMet reported revised plans that included the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period and reduced estimates of capital costs prior to first revenues, with the new metallurgical facilities to be constructed during initial production and sales of concentrate and funded from cash flow from initial operations.

Project Improvements

In February 2011, PolyMet announced that it had simplified the proposed metallurgical process and planned to build the project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals; and
  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

PolyMet plans to complete the 2014 DFS Update during the second calendar quarter of 2014 now that the project development plans analyzed in the SDEIS have been finalized, which will include process and project improvements, and will incorporate the environmental controls agreed with the Minnesota Department of Natural Resources (“MDNR”), United States Army Corps of Engineers (“USACE”), and the United States Environmental Protection Agency (“EPA”).

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Environmental Review and Permitting

To commence commercial production at the NorthMet Project, various regulatory approvals are needed. The environmental review process is very thorough:

  In October 2005, the MDNR published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency (together, the “Co-lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for our NorthMet Project.
  In November 2009, the Co-lead Agencies published the PolyMet Draft EIS, which marked the start of a period for public review and comment including two public meetings. The EPA issued an extensive comment letter and rating of the project and the draft EIS in its role as reviewer of projects that could impact the environment.
  In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS that incorporates a proposed land exchange with the United States Forest Service (“USFS”) and expands government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency through the completion of the EIS process.
  In June 2011, the EPA joined as a Cooperating Agency.
  On December 6, 2013 the Co-lead Agencies published the PolyMet Supplemental Draft EIS, which started a new period for public review and comment, including three public meetings, which ended on March 13, 2014. The EPA rated the supplemental draft EIS EC-2, EC being one of four possible ratings, with the highest LO (Lack of Objections) typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities, the St. Croix River Crossing, and several other major highway improvement and bridge projects. The end of the public review and comment period and EPA rating marks important and necessary steps forward so the EIS can be finalized and we can permit and build the mine.
  On December 16, 2013 the USACE published notice of our Section 404 Wetland Permit application, a key federal permit needed for construction and operation of the our NorthMet Project. The publication was subject to public review for 90 days, which ended March 13, 2014 and included a public meeting in Duluth, MN on January 16, 2014.

Completion of the final EIS, incorporating appropriate responses to public comments, and a subsequent adequacy decision by the MDNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued. We anticipate the land exchange will occur and permits be issued by the middle of calendar 2015.

Prior to receipt of these permits, the Company will seek to secure construction financing that would be available upon receipt of key permits, with construction anticipated to be complete approximately 15 months thereafter.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Financing Activities

The universal shelf registration on Form F-3 and short form base shelf prospectus were renewed in January 2013 for the same offering limit and covering the same securities. These documents allow PolyMet the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units in the United States and Canada. Unless otherwise specified the net proceeds from the offering of the securities will be used for construction finance for our copper, nickel, precious metals development project located in Minnesota and for working capital. There were no issuances of securities under these registrations during the three months ended April 30, 2014 or the year ended January 31, 2014.

Glencore Financing
Since October 31, 2008 the Company and Glencore AG, a wholly owned subsidiary of Glencore Xstrata plc (together “Glencore”) have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production. As part of the 2013 financing agreement, PolyMet and Glencore entered into a Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis) Glencore shall have the right, but not obligation to designate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board. PolyMet previously appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee.

The financing agreements comprise $25.0 million initial principal Series A-D debentures in calendar 2008 drawn in four tranches, $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches, $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches, $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche, and $20.960 million purchase of PolyMet common shares in the Rights Offering. As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership and ownership rights of PolyMet comprises:

  78,724,821 shares representing 28.6% of PolyMet's issued shares;

  $25.0 million initial principal floating rate secured debentures due September 30, 2015. Including capitalized and accrued interest as at April 30, 2014, these debentures are exchangeable at $1.2920 per share into 25,024,575 common shares of PolyMet upon PolyMet giving Glencore ten days’ notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore (“Early Maturity Event”) or are repayable on September 30, 2015. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions; and

  Glencore holds warrants to purchase 6,458,001 million common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet common shares is equal to or greater than 150% of the exercise price and occurrence of the Early Maturity Event. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 110,207,397 common shares of PolyMet, representing 35.9% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.6% on a fully diluted basis.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

On April 10, 2013, the Company amended its previous financing arrangement and issued a new Tranche E debenture (“2013 Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to the $60.480 million Rights Offering by the Company. Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the rights, subject to certain conditions and limitations. The 2013 Debenture carried a fixed interest rate of 4.721% per annum payable in cash monthly and matured on the earlier of (i) closing of the Rights Offering by the Company or (ii) May 1, 2014. The Company provided security by way of a guarantee and by the assets of the Company and its wholly-owned subsidiary. The sale of the 2013 Debenture was consummated on April 11, 2013. The Company accounted for the 2013 Debenture issued initially at fair value and subsequently at its amortized cost. Transaction costs for the financing were $0.103 million. The 2013 Debenture was repaid upon the closing of the Rights Offering on July 5, 2013.

Glencore purchased PolyMet common shares for $20.960 million in the Rights Offering, which closed on July 5, 2013.

On April 25, 2014, the Company amended its previous financing arrangement and extended the term of the Series A-D debentures and the expiration date of the associated Exchange Warrants to the earlier of the Early Maturity Event or September 30, 2015. All other terms of both the debentures and the warrants described above are unchanged.

Iron Range Resources & Rehabilitation Board ("IRRRB") Financing
On June 30, 2011, the Company closed a $4.0 million loan from the IRRRB, a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (not expected to occur within 12 months from April 30, 2014). The Company has issued warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share at any time until the earlier of June 30, 2016 and one year after permits are received.

AG for Waterfowl, LLP ("AG") Financing
On March 9, 2012, the Company acquired a secured interest in land (“AG Land”) owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) and the Company consented on September 7, 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. The Company plans to use the wetland credits to offset wetlands disturbed during construction and operation of NorthMet. The Company holds a first mortgage on the AG Land, which will be proportionately released as wetland credits are transferred to the Company. The Company has the option to exercise five separate phases of wetland credit development. Any option not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at April 30, 2014, the Company had exercised the option on phase 1. Upon completion of phase 1 construction, 371,854 common shares paid as part of the initial consideration will be released from escrow.

As part of the initial consideration, AG holds warrants to purchase 1,249,315 common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet shares is equal to or greater than $3.00 and PolyMet provides notice to AG that it has received permits necessary to start construction of the NorthMet Project. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Performance payments for ongoing maintenance totaling $0.68 million will be due over the seven years following construction completion of phase 1. Performance payments for construction completion and ongoing maintenance totaling $1.063 million per phase of phase 2 through 5 will only be incurred if and when the Company exercises its option on those phases and will be due over the seven years following exercise of each phase. The Company is also required to make annual payments of $0.025 million per unexercised phase, which is applied towards future performance payments. If wetland credits are issued by the proper governmental authorities before the seven-year anniversary of exercise of each phase, any unpaid amounts are due upon issuance of the wetland credits.

Rights Offering
On May 24, 2013, the Company filed the final prospectus for an offering of rights ("Rights") to holders of common shares of the Company (the "Rights Offering"). Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share of the Company at $0.66 per share.

Upon the closing of the Rights Offering on July 5, 2013, the Company issued a total of 91,636,202 common shares for gross proceeds of $60.480 million. Expenses and fees relating to the Rights Offering were $2.108 million, including the $1.061 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital. The closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.

The key business objectives that the Company expects to accomplish with the proceeds of the Rights Offering are: (a) repayment of the Bridge Loan upon closing of the Rights Offering at a cost of $20.0 million (b) completion of the environmental review that is necessary for the issuance of permits required to construct and operate the NorthMet Project at a cost of approximately $17.0 million, (c) maintaining existing infrastructure at a cost of approximately $5.0 million, (d) completion of engineering needed to commence construction shortly after receipt of permits at a cost of approximately $10.0 million, and (e) initial procurement of long lead time equipment at a cost of approximately $10.0 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

As at April 30, 2014, approximate proceeds usage from the Rights Offering was as follows:

Purpose	Planned	Actual To Date	Variance
Cash on hand prior to closing	$15,000	$12,986	$(2,014)	(1)
Rights Offering Proceeds	60,480	60,480	-0-
Rights Offering Expenses	(1,630)	(2,108)	(478)	(2)
Repay Bridge Loan (principal)	(20,000)	(20,000)	-0-
Environmental Review & Permitting	(17,000)	(16,090)	910	(3)
Maintain Existing Infrastructure	(5,000)	(3,877)	1,123	(3)
Engineering	(10,000)	(1,854)	8,146	(3)
Procure Long Lead Equipment	(10,000)	-0-	10,000	(3)
General Corporate Purposes	$11,850)	$(5,950)	$5,900	(3)
Cash as at April 30, 2014		$23,587

Note:

(1)	Land purchase closed before rights offering rather than after as planned.
(2)	Additional costs to clarify rights offering eligibility and assist eligible shareholders.
(3)	Future spending to occur in accordance with key business objectives.

Other Financings
During the three months ended April 30, 2014 the Company issued 75,000 shares (prior year period – nil) upon exercise of options for proceeds of $0.081 million (prior year period - $nil).

During the three months ended April 30, 2014, the Company issued no shares (prior year period – 22,322) as partial payment for options to purchase land.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Discussion of Results

The financial results for all periods presented below have been prepared in accordance with IFRS as issued by IASB.

Summary of Quarterly Results
(All figures in thousands of U.S. dollars, except loss per share)

Three Months Ended	Apr 30 2014	Jan. 31 2014	Oct 31 2013	July 31 2013	Apr 30 2013	Jan. 31 2013	Oct. 31 2012	July 31 2012
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(1,391)	(2,602)	(1,373)	(1,372)	(1,307)	(1,406)	(1,261)	(1,958)
Other Income (Expenses)	(393)	(355)	(380)	(390)	(353)	(735)	8	(24)
Net Loss	(1,784)	(2,957)	(1,753)	(1,762)	(1,660)	(2,141)	(1,253)	(1,982)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Cash used in operating activities	(1,072)	(1,498)	(1,955)	(516)	(4,065)	1,377	(948)	(1,041)
Cash provided by (used) by financing activities	81	-	-	38,372	20,000	-	9,982	-
Cash used in investing activities	(8,216)	(6,215)	(6,315)	(8,184)	(4,912)	(4,347)	(3,797)	(4,072)

Results fluctuate from quarter to quarter based on activity in the Company including NorthMet development and corporate activities. See additional discussion of significant items in the “Discussion of Operations” section above and as follows:

The net loss included share-based compensation expense for the three months ended:

April 30, 2014 - $0.149 million	April 30, 2013 - $0.184 million
January 31, 2014 - $1.340 million	January 31, 2013 - $0.304 million
October 31, 2013 - $0.084 million	October 31, 2012 - $0.214 million
July 31, 2013 - $0.089 million	July 31, 2012 - $1.121 million

Three month period ended April 30, 2014 compared to three month period ended April 30, 2013

a) Loss for the Period:

During the three months ended April 30, 2014, the Company incurred a loss of $1.784 million ($0.01 loss per share) compared to a loss of $1.660 million ($0.01 loss per share) during the three months ended April 30, 2013. The increase in the net loss for the period was primarily attributable to the following:

  an increase in finance costs in the current year period to $0.410 million (prior year period - $0.364 million) relating to an increase in the accretion of the environmental rehabilitation provision as a result of the increased liability;
  an increase in investor and public relations in the current year period to $0.462 million (prior year period - $0.423 million) relating to public relations campaigns surrounding the SDEIS public comment period; and
  an increase in travel in the current year period to $0.095 million (prior year period - $0.058 million) surrounding the SDEIS public comment period.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

b) Cash Flows for the Period:

Cash used in operating activities in the three months ended April 30, 2014 was $1.072 million compared to cash used in the three months ended April 30, 2013 of $4.065 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the three months ended April 30, 2014 was $0.081 million compared to cash provided in the three months ended April 30, 2013 of $20.0 million. The current year period includes share option exercises. The prior year period includes funding of the Glencore bridge loan in anticipation of the rights offering.

Cash used in investing activities for the three months ended April 30, 2014 was $8.216 million compared to cash used in the three months ended April 30, 2013 of $4.912 million. The increase was primarily due to increased efforts surrounding the SDEIS public comment period and review of comments received.

Total cash for the three months ended April 30, 2014 decreased by $9.203 million for a balance of $23.587 million compared to the three months ended April 30, 2013 where cash increased $11.021 million to a balance of $19.109 million.

c) Capital Expenditures for the Period:

During the three months ended April 30, 2014 the Company capitalized $8.813 million (prior year period - $5.587 million) of mineral property, plant, and equipment costs related to the NorthMet project and other fixed assets. In addition, the Company capitalized $0.100 million (prior year period - $nil million) of wetland credit intangible costs related to wetland credit options and development agreements.

Liquidity and Capital Resources

As at April 30, 2014, the Company had working capital of $21.265 million compared with a working capital deficiency of $1.872 million as at January 31, 2014 consisting primarily of cash and cash equivalents of $23.587 million (January 31, 2014 - $32.790 million), amounts receivable of $0.115 million (January 31, 2014 - $1.420 million), prepaid expenses of $1.300 million (January 31, 2014 - $1.195 million), accounts payable and accrued liabilities of $2.233 million (January 31, 2014 - $3.806 million), current debt of $nil million (January 31, 2014 - $31.967) and the current portion of environmental rehabilitation provision of $1.504 million (January 31, 2014 - $1.504 million).

As at April 30, 2014, the Company has firm commitments related to the environmental review process, land options, wetland credit intangibles, consultants, and rent of approximately $3.1 million with the majority due over the next year and the remainder due over seven years.

As at April 30, 2014, the Company had non-binding commitments to maintain its mineral lease rights of $180,000 with all due in the next year.

As at January 31, 2014, the Company has obligations to issue 3,640,000 shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 represents commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest and is subject to regulatory approval.

See additional discussion in the “Liquidity Risk” and “Capital “Management” sections below.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Financial Instruments and Risk Management

The Company classifies its financial assets as fair value through profit or loss (“FVTPL”), available-for-sale, held to maturity, or loans and receivables. Financial liabilities are classified as either FVTPL, or other financial liabilities.

The carrying values of each classification of financial instrument at April 30, 2014 are:

					Other	Total
		Available	Loans and	Held to	financial	carrying
	FVTPL	for sale	receivables	Maturity	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$23,587	$-	$-	$23,587
Amounts receivable	-	-	115	-	-	115
Total financial assets	$-	$-	$23,702	$-	$-	$23,702

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$-	$2,233	$2,233
Convertible debt	-	-	-	-	32,333	32,333
Long term debt	-	-	-	-	4,358	4,358
Total financial liabilities	$-	$-	$-	$-	$38,924	$38,924

The carrying values of each classification of financial instrument at January 31, 2014 are:

					Other	Total
		Available	Loans and	Held to	financial	carrying
	FVTPL	for sale	receivables	Maturity	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$32,790	$-	$-	$32,790
Amounts receivable	-	-	1,420	-	-	1,420
Total financial assets	$-	$-	$34,210	$-	$-	$34,210

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$-	$3,806	$3,806
Convertible debt	-	-	-	-	31,967	31,967
Long term debt	-	-	-	-	4,276	4,276
Total financial liabilities	$-	$-	$-	$-	$40,049	$40,049

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 –	Inputs for the asset or liability that are not based on observable market data.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

The fair values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of the Company's long term and convertible debt approximates the carrying amount at amortized cost using the effective interest method.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk. Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and cash equivalents, amounts receivable, or accounts payable and accrued liabilities will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and cash equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

The Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	April 30,	January 31,
	2014	2014
Cash and cash equivalents	$173	$77
Amounts receivables	12	12
Accounts payable and accrued liabilities	(76)	(8)
	$109	$81

Based on the above net exposures, as at April 30, 2014, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $10,900.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits. The Company has not hedged any of its interest rate risk. The Company currently capitalizes the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:

	April 30,	January 31,
	2014	2014
Cash and cash equivalents	$23,587	$32,790
Convertible debt	$32,333	$31,967

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Credit Risk

Credit risk arises on cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $23.702 million.

The Company’s cash and cash equivalents are primarily held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. See additional discussion in the “Liquidity and Capital Resources” section.

Capital Management

The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through April 30, 2015, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is in discussions to arrange sufficient capital to meet these requirements. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project. See additional discussion in the “Liquidity and Capital Resources” section.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended April 30,
	2014	(1)	2013	(2)
Salaries and other short-term benefits	$382		$374
Other long-term benefits	15		15

Total	$397		$389

(1)

Three months ended April 30, 2014 includes Directors (Jonathan Cherry, David Dreisinger, W. Ian L. Forrest, Alan Hodnik, William Murray, Stephen Rowland, Michael Sill, and Frank Sims) and senior management (Jonathan Cherry, Douglas Newby, Joseph Scipioni, Bradley Moore, Ryan Vogt, and Stephanie Hunter).

(2)

Three months ended April 30, 2013 includes Directors (Jonathan Cherry, David Dreisinger, W. Ian L. Forrest, Alan Hodnik, William Murray, Stephen Rowland, Michael Sill, and Frank Sims) and senior management (Jonathan Cherry, Douglas Newby, Joseph Scipioni, Bradley Moore, Ryan Vogt, and Stephanie Hunter).

There are agreements with key employees (Jonathan Cherry, Douglas Newby, Joseph Scipioni, and Bradley Moore) that contain severance provisions for termination without cause or in the event of a take-over bid. Other than the President and Chief Executive officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of his employment.

As a result of Glencore’s ownership of 28.6% of the Company it is also a related party. See additional discussion in the “Financing Activities” section above.

Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over bids. The Shareholder Rights Plan is intended to provide time for shareholders to properly assess any take-over bid and to provide non-abstaining members of the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Effective December 4, 2003, the Company adopted the Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on May 28, 2004, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 9, 2013. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share held by the shareholder of the Company on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The Rights Plan expires if not reapproved at every third annual shareholder meeting.

The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of non-abstaining Directors. Each Right entitles the registered holder to purchase one common share of the Company at the price of CDN$43.06 per share, subject to adjustment which was triggered upon close of the Rights Offering (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to purchase that number of common shares having a market value at the date of the Flip-in Event equal to twice the Exercise Price upon payment of the Exercise Price.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS as issued by IASB requires the use of certain critical accounting estimates. These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

(i) Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

(ii) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No impairment loss for its mineral property interest was recorded for the three months ended April 30, 2014 or the year ended January 31, 2014.

(iii) Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Upon initial recognition of provisions for environmental rehabilitation costs, a corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The estimates are based principally on legal and regulatory requirements. Following initial recognition of the environmental rehabilitation provision, the carrying amount of the liability is accreted to its future value over the life of the asset, reduced for actual reclamation payments incurred, adjusted for changes to the current market-based discount rate, and adjusted for changes in the amount and timing of the underlying cash flows needed to settle the obligation.

It is possible that the Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates. The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Adoption of New or Amended IFRS

On February 1, 2014, the Company adopted the following new or amended accounting standards that were previously issued by the IASB, which did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 21 – Levies
IFRIC 21 is an interpretation of IAS 37 and addresses the accounting for an obligation to pay a levy that is not an income tax. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below:

IFRS 9 – Financial instruments - classification and measurement
The IASB has suspended the originally planned effective date of January 1, 2015 for IFRS 9. The IASB issued IFRS 9 as the first step in its project to replace IAS 39: Financial Instruments – recognition and measurement. The Company will commence assessing the impact of this new standard upon the announcement of its new effective date.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: 275,650,392 common shares as at June 6, 2014.

Outstanding options, warrants and convertible securities as at June 6, 2014:

Type of Security	Number Outstanding	Exercise Price (US$)	Expiry Date
Share options	1,115,000	1.0781*	September 19, 2015
Share options	200,000	0.9512*	October 24, 2015
Share options	125,000	0.9116*	December 5, 2015
Common share warrants	6,458,001	(Note 1) 1.3007	December 31, 2015
Common share warrants	1,249,315	(Note 2) 1.3007	December 31, 2015
Share options	1,950,000	2.1878*	March 20, 2016
Share options	250,000	1.0232	April 1, 2016
Share options	325,000	2.3542*	June 19, 2016
Common share warrants	461,286	(Note 3) 2.1678	June 20, 2016
Share options	300,000	3.0280*	September 1, 2016
Share options	750,000	1.0000	September 24, 2016
Share options	525,000	2.6158*	January 5, 2017
Share options	500,000	2.5926	February 13, 2017
Share options	250,000	2.5319	March 12, 2017
Share options	50,000	2.5059	March 23, 2017
Share options	360,000	2.6013	September 4, 2017
Share options	205,000	2.6447	December 12, 2017
Share options	70,000	2.6273	January 11, 2018
Share options	100,000	2.4886	January 31, 2018
Share options	500,000	2.3585	February 15, 2018
Share options	100,000	3.3990	June 2, 2018
Share options	175,000	2.7921	July 30, 2018
Share options	585,000	0.7110	January 30, 2019
Share options	910,000	0.7110	February 17, 2019
Share options	115,000	2.3152	October 15, 2019
Share options	60,000	3.0695	January 8, 2020
Share options	300,000	1.8816	January 25, 2021
Share options	750,000	1.7689	March 10, 2021
Share options	1,150,000	1.0318	March 8, 2022
Share options	100,000	1.0058	April 2, 2022
Share options	2,500,000	0.7613	June 21, 2022
Share options	125,000	0.7240	July 9, 2022
Share options	150,000	0.8237	July 11, 2022
Share options	50,000	0.8671	July 25, 2022
Share options	300,000	0.7977	January 7, 2023
Share options	100,000	0.9972	April 3, 2023
Share options	100,000	0.8200	October 2, 2023
Share options	2,100,000	0.9800	December 16, 2023
Share options	200,000	0.9300	January 9, 2024
Share options	1,139,000	0.9800	January 17, 2024

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

*

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at June 6, 2014 of 1.00 US$ = 1.0939 CDN$.

Note 1:

Each warrant entitles the holder to purchase one common share of PolyMet at $1.3007 and expires on December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and occurrence of the Early Maturity Event. Following satisfaction of the conditions for mandatory exercise, if the holder does not elect to exercise these warrants, the warrants will expire.

Note 2:

Each warrant entitles the holder to purchase one common share of PolyMet at $1.3007 and expires on December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than $3.00 and PolyMet provides notice to the holder that it has received permits necessary to start construction of the NorthMet Project. Following satisfaction of the conditions for mandatory exercise, if the holder does not elect to exercise these warrants, the warrants will expire.

Note 3:

Each warrant entitles the holder to purchase one common share of PolyMet at $2.1678 and expires on the earlier of June 20, 2016 and one year after the Company receives its permits for the NorthMet Project.

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 10, 2012. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2014 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2014 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

PolyMet Mining Corp.
Management Discussion and Analysis
As at April 30, 2014 and for the three months ended April 30, 2014
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration, as at January 31, 2014. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective at January 31, 2014.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at January 31, 2014, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has expressed its opinion in its report included with the Company’s annual consolidated financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three month period ended April 30, 2014 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.